SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **July 19, 2006**

ALLETE, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective July 19, 2006, Kathleen A. Brekken was elected to serve on ALLETE, Inc.'s (ALLETE) Board of Directors and appointed to serve on the Executive Compensation Committee. Ms. Brekken, 57, is retired president and chief executive officer of Midwest of Cannon Falls in Minnesota, serves on the board of the Cannon Falls Medical Center – Mayo Health System and is a member of the St. Olaf College Board of Regents. Ms. Brekken served on the ALLETE Board of Directors from 1997 to 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

July 20, 2006

/s/ Mark A. Schober
Mark A. Schober
Senior Vice President and Chief Financial Officer